File No. 811- 21771

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1

Under the Investment Company Act of 1940

YIELDQUEST FUNDS TRUST

NOTIFICATION OF ELECTION

              The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

              Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Atlanta and the State of Georgia on the 17th day of August, 2005.

YieldQuest Funds Trust

/s/ Jay K. Chitnis

Jay K. Chitnis, Chairman and President

ATTEST:

/s/ David Summers

David Summers

Treasurer and Chief Financial Officer